So Act Network, Inc.
5715 Will Clayton Parkway #6572
Humble, TX 773388

July 17, 2009

VIA EDGAR
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	So Act Network, Inc.
Registration Statement on Form S-1/A
Filed April 27, 2009
File No. 333-157738

Form 10-K
Filed on March 31, 2009
File No. 000-51886

Dear Commission:

We are in receipt of your comment letters dated April 3, 2009, May 20, 2009 and June 26, 2009 regarding the above referenced filings and with respect to our Form 10-K for the Fiscal Year Ended December 31, 2008. As requested in your letters and pursuant to our conversation, we are providing responses to the questions raised by staff with regard to the Form 10-K for the Fiscal Year Ended December 31, 2008.  For your convenience, the matters are listed below, followed by the Company’s responses:

SEC Correspondence Letter Dated April 3, 2009

Form 10-K for Filed March 31, 2009

General

45.	Please amend your Form 10-K to comply with the above comments, as applicable.

ANSWER:	We have amended the Form 10-K filed March 31, 2009 to comply with all comments received in the SEC Correspondence Letter dated April 3, 2009.

46.
You have indicated on the cover page that you are not a shell company. However, it appears that you fall within the definition of a shell company as set forth in Rule 12b-2.  You have had no operations to date and you have assets consisting of cash and nominal other assets. Please revise

ANSWER:	We have revised the cover page of our Form 10-K to disclose that we are a shell company.

Item 9A. Controls and Procedure, page 8

47.
We note that you concluded your disclosure controls and procedures were effective as of December 31, 2008. Considering the issues raised herein and the fact that you were delinquent in filing your Form 10-K for the fiscal year ended December 31, 2008, please tell us how these issues affect management's conclusion that your disclosure controls and procedures were effective or amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2008.

ANSWER:
We are a smaller reporting company and, as such, we have 90 days after the year end to file an annual report on Form 10-K. Our Form 10-K for the fiscal year ended December 31, 2008 was timely filed on March 31, 2009.  Accordingly, our controls and procedures are effective and no revision is necessary.

48.
We note your conclusion that your internal control over financial reporting was effective "for the purposes for which it is intended." Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your internal control over financial reporting.

ANSWER:
We have removed the language “for the purposes for which it is intended” and our Management’s Annual Report on Internal Control Over Financial Reporting now states in clear and unqualified language that “our CEO and CFO have determined and concluded that, as of December 31, 3008, the Company’s internal control over financial reporting was effective.”

Exhibits

49.	Please provide a current consent of the independent accountants in any amendment.

ANSWER:	We have provided updated consents in all amanments to form S-1 that were previously filed.

SEC Correspondence Letter Dated May 20, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

30.	We note your responses to comments 45, 46, 48 and 49 of our letter dated April 3, 2009 and we reissue those comments. The Form 10-K does not appear to have been amended.

ANSWER:	We have filed Amendment Number 1 to the Form 10-K for the fiscal year ended December 31, 2008 and have included our responses to comments 45, 46, 48 and 49 therein.

31.	Please revise your Form 10-K, as necessary, to comply with our comments above with focus on our comments related to the opinions of your independent accountants.

ANSWER:	We have revised the Form 10-K to comply with the comments regarding the opinions of our independent accountants.

SEC Correspondence Letter Dated June 26, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

16.
We note your response to comments 30, 31, 32, 33 and 34 our letter dated May 20, 2009, that you will amend your Form 10-K for the fiscal year ended December 31, 2008 and your Form 10-Q for the quarter ended March 31, 2009 after the registration statement is declared effective.  However, we cannot recommend your registration statement be declared effective unless we have cleared our prior comments and you have amended your periodic reports appropriately in response to our prior comments.  Accordingly, we reissue comments 30, 31, 32, 33 and 34 of our letter dated May 20, 2009.

ANSWER:	We have amended the Form 10-K for the fiscal year ended December 31, 2008 and filed it on the EDGAR system. The revised Form 10-K addresses comments 30 and 31of your letter dated May 20, 2009.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Greg Halpern
Greg Halpern
President and CEO
Director